
02006310

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BMA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BMA Tower, One Penn Valley Park
(No. and Street)

Kansas City	Missouri	64108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Stephen Jennings (816) 751-5379
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1055 Broadway, 10th Floor	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, J. Stephen Jennings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMA Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"NOTARY SEAL"
Katrina Rojas-Vincent, Notary Public
Jackson County, State of Missouri
My Commission Expires 11/19/2005

Notary Public

Signature

Treasurer
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMA Financial Services, Inc.

(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Financial Statements and Supplemental Schedules
with Report of Independent Accountants

Year Ended December 31, 2001

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Financial Statements and Supplemental Schedules

Year ended December 31, 2001

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City MO 64105-1595
Telephone (816) 472 7921
Facsimile (816) 218 1890

Report of Independent Accountants

The Board of Directors and Stockholder
BMA Financial Services, Inc.

We have audited the statement of net assets available for liquidation of BMA Financial Services, Inc. (the "Company") (a wholly-owned subsidiary of Business Men's Assurance Company of America) as of December 31, 2001, and the related statement of changes in net assets available for liquidation for the month ended December 31, 2001. In addition, we have audited the statements of operations, changes in stockholder's equity, and cash flows for the period from January 1, 2001 to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company began a plan of liquidation effective December 3, 2001, and the company commenced liquidation shortly thereafter. As a result, the company has changed its basis of accounting for periods subsequent to November 30, 2001 to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for liquidation of BMA Financial Services, Inc. as of December 31, 2001, the changes in its net assets available for liquidation for the month ended December 31, 2001, and the results of its operations and its cash flows for the period from January 1, 2001 to November 30, 2001, in conformity with accounting principles generally accepted in the United States of America applied on the bases described in the preceding paragraph.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 29, 2002

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Statement of Net Assets Available for Liquidation

		December 31, 2001
Assets		
Cash and cash equivalents	$	1,881,516
Short-term investments, at market		798
Deposit with clearing broker		25,000
Accounts receivable		236,426
Commissions receivable		340,000
Deferred tax asset		183,673
Furniture, fixtures and equipment, at cost less accumulated depreciation of $190,889		24,010
Prepaid expenses		10,000
Total assets		2,701,423
Liabilities		
Accounts payable and accrued liabilities		510,059
Accrued compensation and benefits		1,678,365
Income tax benefit due to Parent		22,261
Total liabilities		2,210,685
Commitments and contingencies (Note 8)		-
Net Assets Available for Liquidation	$	490,738

The accompanying notes are an integral part of these financial statements.

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Statement of Changes in Net Assets Available for Liquidation

		One Month Ended December 31, 2001
Revenues:		
Commissions on listed and over-the-counter securities	$	28,869
Commissions on mutual funds		322,529
Commissions on variable annuities		288,103
Investment advisory income		(26,662)
Insurance commissions		138,252
Interest and other income		(1,916)
		749,175
Expenses:		
Compensation and benefits		810,552
Clearing expenses		16,763
Communications		7,119
Occupancy and equipment		4,566
Other operating expenses		20,305
		859,305
Loss before income taxes		(110,130)
Income tax benefit		(35,749)
Loss from operations		(74,381)
Loss from liquidation, net of income tax benefit of $122,499		(227,498)
Change in net assets		(301,879)
Net assets at November 30, 2001		792,617
Net assets at December 31, 2001	$	490,738

The accompanying notes are an integral part of these financial statements.

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Statement of Operations

		For the eleven months ended November 30, 2001
Revenues:		
Commissions on listed and over-the-counter securities	$	307,842
Commissions on mutual funds		4,844,620
Commissions on variable annuities		2,825,426
Investment advisory income		291,161
Insurance commissions		1,843,975
Interest and other income		99,154
		10,212,178
Expenses:		
Compensation and benefits		10,181,091
Clearing expenses		152,744
Communications		122,022
Occupancy and equipment		71,838
Other operating expenses		1,220,337
		11,748,032
Loss before income taxes		(1,535,854)
Income tax benefit		(533,566)
Net loss	$	(1,002,288)

The accompanying notes are an integral part of these financial statements.

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2000	$ 1,000	$ 1,775,381	$ (981,476)	$ 794,905
Net loss	-		(1,002,288)	(1,002,288)
Capital contribution from Parent	-	1,000,000		1,000,000
Balance at November 30, 2001	$ 1,000	$ 2,775,381	$ (1,983,764)	$ 792,617

The accompanying notes are an integral part of these financial statements.

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Statement of Cash Flows

	For the eleven months ended November 30, 2001
Cash flows from operating activities:	
Net loss	$ (1,002,288)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	35,844
Loss on disposal of furniture, fixtures, equipment and leasehold improvements	1,544
(Increase) decrease in assets:	
Accounts receivable and due from Parent	59,079
Commissions receivable	(10,000)
Prepaid expenses	(49,806)
Other assets	
Increase in liabilities:	
Accounts payable and accrued liabilities	381,665
Accrued compensation and benefits	145,211
Net cash used in operating activities	(438,751)
Cash flows from investing activities:	
Additions to furniture, fixtures and equipment	(3,962)
Purchases of short-term investments	(42,689)
Net cash used in investing activities	(46,651)
Cash flows from financing activities:	
Capital contribution from Parent	1,000,000
Net cash provided by financing activities	1,000,000
Increase in cash and cash equivalents	514,598
Cash and cash equivalents at beginning of year	948,008
Cash and cash equivalents at November 30, 2001	$ 1,462,606
Supplemental disclosure of cash flow information:	
Payments for income taxes	$ 11,917

The accompanying notes are an integral part of these financial statements.

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Notes to Financial Statements

December 31, 2001

1. Organization

BMA Financial Services, Inc. (the Company) is a wholly-owned subsidiary of Business Men's Assurance Company of America (BMA), a Missouri-domiciled life insurance company. The Company was a full-service brokerage firm offering a wide range of financial products through registered representatives throughout the United States.

BMA Financial Services, Inc. was registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc (NASD).

On November 14, 2001, the Board of Directors of the Company held a special meeting to discuss ongoing losses at the Company. The Board approved a Special Committee to review, evaluate, and take such other actions as the Special Committee deemed appropriate, in the discharge of its fiduciary responsibilities, with respect to potential alternatives available to the Company, including, without limitation, a possible sale of assets, dissolution and winding down of the Company subject to notification by the shareholder of the Company (BMA).

Subsequently, the Special Committee reached a determination that the only viable approach was for the Company to cease operating and wind-up its affairs. A plan was developed to implement this decision that included cessation of operations, termination of NASD membership, termination of various licenses and registrations and dissolution of the corporate entity. The plan also contemplates required notifications to appropriate parties at each step.

As part of the plan, on December 3, 2001, the Company entered into a "Representative and Account Transfer Agreement" (the Agreement) with Locust Street Securities, Inc. (LSSI) to transfer the Company's registered representatives and customers to LSSI. Under this Agreement, LSSI agreed to assume certain costs of the transaction and to provide the Company an amount of up to $275,000 to defray other costs incurred by the Company.

The Company received $75,000 on December 4, 2001 and $100,000 on January 3, 2002. The remaining $100,000 is due within three business days of February 28, 2002. However, in the event the transferred registered representatives whose production represents at least seventy-five percent of the trailing twelve months total Company production as of November 30, 2001 have terminated their registered representation status with LSSI as of February 28, 2002 on a voluntary basis, this amount will be reduced through an agreed upon formula. Although the Company does not anticipate a reduction of this amount, no amounts have been reflected in the financial statements for the earn-out provision of the contract.

On December 4, 2001, the Company sent notice to the registered representatives of their termination and their ability to transfer to LSSI. Additionally, the Company informed its employees of the plan of dissolution. On January 14, 2002, the Board of the Company signed a Statement of Unanimous Consent ratifying the Special Committee's actions and the plan of dissolution.

As a result of the actions stated above, the Company adopted the liquidation basis of accounting for all periods subsequent to November 30, 2001. Liquidation basis of accounting requires the Company to accrue an estimate of all costs to be incurred through the completion of the wind down, assets are stated at their estimated net realizable value and liabilities are stated at their anticipated settlement amounts. Estimated net realizable value represents management's best estimate as to liquidation value of the assets, net of selling expenses, if any, and without consideration for the effect that the settlement of any litigation may have on the value of the assets. There can be no assurance, however, that the Company will be successful in liquidating its assets at the estimated net realizable values recorded on the statement of net assets available for liquidation at December 31, 2001. The Company made adjustments as follows to adopt the liquidation basis of accounting at December 31, 2001:

Adjustments:	
Recognition of Transfer Agreement with LSSI	$175,000
Professional fees in conjunction with dissolution	112,959
Severance and outplacement costs	294,654
Write-down of prepaids and other assets	42,384
Reserve for estimated costs during the period of dissolution	75,000
Total estimated costs in conjunction with dissolution	524,997
Net adjustment before income taxes	(349,997)
Income tax benefit	122,499
Net adjustment to adopt liquidation basis of accounting	$(227,498)

2. Summary of Significant Accounting Policies

Securities Transactions
Securities transactions and the related commission revenues and expenses were recorded on a trade-date basis.

Depreciation
Furniture, fixtures and equipment were depreciated using accelerated methods over their estimated useful lives of three to five years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Income Taxes
The Company files a consolidated federal income tax return with BMA and a separate state income tax return. Income tax expense (benefit) of the Company is calculated as if it were filing a separate Company return. A tax-related balance due to BMA was $22,261 as of December 31, 2001. A deferred tax asset of $183,673 as of December 31, 2001 was due to reserve for liquidation costs.

The amount of actual income tax expense (benefit) differs from the expense (benefit) that would result from applying federal statutory tax rates to pretax income (loss) primarily due to miscellaneous items.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all money market accounts to be cash equivalents.

3. Agreement with Clearing Broker

The Company acted as an introducing broker/dealer and cleared all general security transactions with and for customers on a fully disclosed basis with Pershing & Co., a clearing broker. The Company transmitted all customer funds and securities to its clearing broker, which carried the customer accounts and maintained the records of customer transactions pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. For these clearing services, the Company maintained a deposit in the amount of $25,000 with the clearing broker and paid clearing charges as set forth in the agreement between the Company and the clearing broker. The Company is contingently liable to the clearing broker for any losses incurred which may result from clearing customer transactions for the Company.

4. Employee Benefit Plan

Salaried employees of the Company were eligible to participate in the BMA Employees' Retirement Plan. The plan invests primarily in equity securities.

The following table sets forth the Company's portion in the plan's funded status:

Benefit obligation	$ 1,195,472
Fair value of plan assets	432,616
Funded status	$ (762,856)
Accrued benefit cost recognized in the statements of financial condition	$ (669,186)

Upon liquidation, the Company will transfer accrued benefit cost to BMA, and BMA will bear all the future costs related to the plan.

Net periodic pension benefit	$ 145,004
Employer contributions to the Plan	-
Benefits paid by the Plan	19,994

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation were 7.25% and a graded scale of 7% to 3%, respectively. The expected long-term rate of return on assets was 8%.

The Company participated in BMA's defined contribution plan organized under Section 401(k) of the Internal Revenue Code. BMA's plan, which covers substantially all employees of the Company, allows all qualifying employees to contribute on a salary-reduction basis up to 10% of their gross earnings, subject to IRS statutory limitations. The Company matched 100% of the employee contributions up to a maximum employee contribution of 2.5% of the employees salary and may contribute additional amounts to the plan as determined annually. Company contributions related to the plan totaled $54,787 for the year ended December 31, 2001.

In addition to the Company's other benefit plans, the Company also participated in BMA's supplemental retirement plan for senior officers and BMA's defined benefit health care plan for retirees. The supplemental retirement plan is not qualified under Section 401(a) of the Internal Revenue Code and is not prefunded. Benefits are paid directly by BMA as they become due. The defined benefit health care plan is unfunded and provides postretirement medical benefits to certain full-time employees that meet minimum age and service requirements. The plan is contributory with retiree contributions adjusted annually. Employer costs are paid directly by BMA.

5. Net Capital Requirements

The Company was subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 7, 2001, the Company requested permission from the NASD to lower its minimum net capital requirement, as prescribed by SEC Rule 15c3-1, from $250,000 to $25,000 effective December 15, 2001. The NASD reviewed and approved this request which required the Company to cease certain activities as of December 14, 2001. The Company operated with a required minimum net capital requirement of $25,000 from December 15, 2001 until it ceased operations on December 31, 2001.

As of December 31, 2001, the net capital position of the Company declined below the minimum amount required by Rule 15c-3-1 and the aggregate indebtedness exceeded 1,500 percent of its net capital. Specifically, the net capital position of the Company was $138,431 with a requirement of $145,895 resulting in a deficiency of $7,464. In addition, the total aggregate indebtedness of the Company was $2,188,424 resulting in aggregate indebtedness of 1,581 percent of its net capital.

As discussed in Note 1, the decline in the net capital position of the Company resulted primarily from the execution of a plan to discontinue the operation of the broker/dealer as of December 31, 2001. The execution of this plan required the Company to reflect several significant liabilities as of December 31, 2001 that were solely associated with the discontinuance of the broker/dealer operation. The Company has notified the SEC of this shortfall via a formal letter on January 29, 2002, and has filed notices with the NASD to withdraw as a broker/dealer on January 25, 2002.

6. Related-Party Transactions

Certain costs of the Company pertaining to administrative services, such as human resource services, technology support, and occupancy expenses, were borne by BMA.

As part of the liquidation plan, the Company has agreed to sell certain furniture, fixtures, and equipment at book value to BMA.

7. Contingencies

The Company is a party to certain litigation and arbitration cases involving allegations that former registered representatives sold certain securities to clients. The securities have now lost significant value. The Company was unaware of the sales, and the securities were not authorized for sale by Company registered representatives. Although management intends to defend these cases vigorously, the Company has set up a reserve towards these cases.

8. Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash.

The Company maintains its cash account with one financial institution. The cash balance is insured by the FDIC up to $100,000. The Company had cash on deposit at December 31, 2001 that exceeded the balance insured by the FDIC in the amount of $1,780,297.

Supplemental Schedules

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

Schedule I

Net capital	
Total stockholder's equity	$ 490,738
Plus - discretionary liability (employee bonuses), net of related income taxes	66,430
	557,168
Less nonallowable assets:	
Furniture, fixtures and equipment, net	24,010
Other assets	124,395
Receivables outstanding longer than 30 days	108,800
Income tax benefit due from Parent	161,412
Total nonallowable assets	418,617
Net capital before haircuts	138,551
Haircuts on securities [computed pursuant to Rule 15c3-1(c)(2)(vi)]	120
Net capital	$ 138,431
Aggregate indebtedness	
Total liabilities	$ 2,188,424
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 145,895
Excess net capital	$ (7,464)
Ratio of aggregate indebtedness to net capital	15.81 to 1

Statement regarding Rule 17a-5(d)(4)
There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

BMA Financial Services, Inc.
(a wholly-owned subsidiary of
Business Men's Assurance Company of America)

Exemption Provision Under Rule 15c-3-3 of the
Securities and Exchange Commission

Schedule II

The Company is claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. The Company's clearing firm is Pershing & Co.

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City MO 64105-1595
Telephone (816) 472 7921
Facsimile (816) 218 1890

Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
BMA Financial Services, Inc.

In planning and performing our audit of the financial statements of BMA Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

As of December 31, 2001, the net capital position of the Company declined below the minimum amount required by Rule 15c-3-1 and the aggregate indebtedness exceeded 1,500 percent of its net capital. Specifically, the net capital position of the Company was $138,431 with a requirement of $145,895 resulting in a deficiency of $7,464. In addition, the total aggregate indebtedness of the Company was $2,188,424 resulting in aggregate indebtedness of 1,581 percent of its net capital.

The decline in the net capital position of the Company resulted primarily from the execution of a plan to discontinue the operation of the broker/dealer as of December 31, 2001. The execution of this plan required the Company to reflect several significant liabilities as of December 31, 2001 that were solely associated with the discontinuance of the broker/dealer operation. The Company has notified the SEC of this shortfall via a formal letter on January 29, 2002, and has filed notices with the National Association of Securities Dealers, Inc to withdraw as a broker/dealer on January 25, 2002.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 29 2002